Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

($ in millions)

	Twenty-six weeks ended		Fiscal Year Ended
	July 30,	August 1,	Jan. 30,	Jan. 31,	Feb. 1,	Feb. 2,	Jan. 28,
	2016	2015	2016	2015	2014	2013	2012
NET EARNINGS
Net income	$318	$303	$541	$520	$429	$397	$278
Income tax expense	178	172	296	289	234	210	157
Interest expense, excluding capitalized interest	6	5	11	11	11	11	13
Portion of rents deemed representative of the interest factor (1/3)	126	125	252	249	236	222	218
	$628	$605	$1,100	$1,069	$910	$840	$666
FIXED CHARGES
Gross interest expense	$6	$5	$11	$11	$11	$11	$13
Portion of rents deemed representative of the interest factor (1/3)	126	125	252	249	236	222	218
	$132	$130	$263	$260	$247	$233	$231

RATIO OF EARNINGS TO FIXED CHARGES	4.8	4.7	4.2	4.1	3.7	3.6	2.9